May 9, 2006

VIA EDGAR

Larry Spirgel, Esq.
Assistant Director
U. S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

     Re:  Sprint Nextel Corporation

          Form 10-K for Fiscal Year Ended December 31, 2005
          Filed March 7, 2006
          Form 10-K/A for Fiscal Year Ended December 31, 2005
          Filed March 31, 2006
          File No. 1-04721

Dear Mr. Spirgel:

     Reference is made to your letter, dated April 27, 2006, regarding comments by the Staff of the U. S. Securities and Exchange Commission (the "Commission") with respect to the above-referenced Form 10-K and Form 10-K/A. This letter repeats each of the comments in the Staff's letter followed by responses prepared by management of Sprint Nextel Corporation (the "Company" or "we") together with our legal and accounting representatives.

Form 10-K for Fiscal Year Ended December 31, 2005
Form 10-K/A for Fiscal Year Ended December 31, 2005

Management's Discussion and Analysis of Financial Condition and Results of Operations

     Selling, General and Administrative Expense, page 54

1. We note that SG&A expense includes a "shift in the compensation of third party dealers from a discounted handset-based plan to a commissions-based plan that was implemented in 2005."

     o Provide us with more details of your old plan to the new plan, highlighting any differences. Provide us with examples illustrating compensation under the old plan versus the new plan.

     o Tell us your consideration of Issues 1 and 6 of EITF 01-9 as each applies to either the discounted handset-based plan or the commissions-based plan.

     ANSWER: Prior to the third quarter 2005, we offered consideration to several of our large national third-party retailers for each handset they sold to our end-customers. The

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Mr. Larry Spirgel, Esq.
May 9, 2006
Page 2


     amount of this consideration was fixed on a per-unit basis and did not vary with the volume of handsets sold. Following the guidance in Issue 1, paragraph 9a of EITF 01-09, we determined that the benefit we received under this program (i.e., the sale of a handset purchased from us) in exchange for the consideration offered to these resellers of our products was not sufficiently separable from their purchases of the products from us to overcome the presumption that such consideration should be recognized as a reduction of our selling price of these products. We therefore recorded this consideration as a reduction to equipment revenues as incurred. We believe that Issue 6 did not apply, since the consideration was offered as the result of a single transaction (the sale of a handset), and the amount of the consideration did not change based on volumes of handset sales or the length of time the retailer was our customer.

     Under our amended incentive programs, these retailers receive commissions for the sales of our service plans to our end-user customers, rather than on handset sales, based on the characteristics of the service plan entered into by the end-user customer, such as the length of the service contract. The retailers are not required to sell handsets or other products they may have purchased from us in order to receive the commissions. Because the retailers now are being compensated for selling service plans and not for selling a product that they have purchased from us, the benefit we receive under this program (i.e., a customer with a service contract) meets the separability requirement in Issue 1, paragraph 9a, of EITF 01-09. The value of this benefit is reasonably estimable, as we know the term of the service agreement and the monthly fee during the term, and the amount of consideration paid under these new programs does not exceed the fair value of the benefit received. Therefore, the value of this benefit meets the conditions of Issue 1, paragraph 9b. Because the benefit received under this program meets both of these criteria, we have concluded that the consideration paid under this program should be recorded as a selling expense in our statement of operations. Further, since the consideration is offered as the result of a single transaction and the amount of this consideration does not change based on volumes of service agreements signed or the length of time the retailer remains our customer, we have determined that issue 6 of EITF 01-09 is not applicable to these programs.

Future Contractual Obligations, page 67

2. We note that purchase obligations totaling $5 billion are excluded from the table. The related purchase orders were disclosed on page F-48 as enforceable and legally binding and will become due in the next twelve months. Pending any change orders, it is unclear to us why you have not reported the amounts on the table as prescribed in Section III.D of Rule 33-8182, with any explanatory notes in the footnotes. Please advise or revise.

     ANSWER: As noted on page 68, as well as on page F-48, we have not included the $5 billion of open purchase orders in the table on page 67. The $5 billion represents open purchase orders where the payment obligation is dependent on the delivery of goods and services, at which point the purchase order becomes enforceable and legally binding. We have no obligation to make payments against the purchase orders until the vendor

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Mr. Larry Spirgel, Esq.
May 9, 2006
Page 3

     provides the applicable goods and services. The purchase orders generally are cancellable without penalty prior to the receipt of goods or services. We believe our current disclosure is appropriate and not misleading given the nature of these purchase orders.

Consolidated Statements of Operations, page F-6

3. It appears from your disclosures on pages 50-51 and 56 that product sales exceed 10% of total consolidated revenues. Accordingly, please state separately service revenues from product sales, as well as their corresponding costs of sales and revenues. Refer to Rule 5-03(b) of Regulation S-X.

     ANSWER: We do not believe that we meet the 10% total consolidated revenues test for product sales. While we have rounded to the nearest percentage in the segment footnotes, on a consolidated basis, our equipment revenue was 9.7% of total revenue in 2005, 9.5% in 2004 and 8.5% in 2003. Accordingly, we do not separately disclose product revenue in the consolidated statements of operations.

Note 1. Summary of Operations and Significant Accounting Policies

     Property, Plant and Equipment, page F-17

4. In the wireless segment, tell us your analysis of the impact of the FCC-mandated reconfiguration on the remaining economic lives of iDEN network equipment and software, including assets that are frequency dependent and may no longer operate in bands of spectrum during the reconfiguration process. On page 16, we note that the Report and Order requires you to complete the first phase of reconfiguration of the 800MHz band in certain of your markets, including many of your larger markets, within an 18-month period. In your response, please address Nextel's preliminary assessment on page 48 of its 2004 Form 10-K.

     ANSWER: As stated in Nextel's 2004 Form 10-K, we accepted the Report and Order in February 2005, and we disclosed that we would be undertaking an assessment of whether an adjustment to depreciable lives of iDEN network equipment and software would be necessary. The Nextel 2004 Form 10-K also included a sensitivity analysis to help investors understand the potential impact to our results of operations if a significant adjustment to our depreciable lives was determined to be necessary.

     During the second quarter 2005, we completed the determination of which, if any, of our iDEN network equipment components would no longer be operable within the bands in which we would be relocating under the Report and Order. After consultation with our engineering organization, we determined that only a small portion of our iDEN equipment would not be suitable for use in the new bands. Consequently, beginning in the second quarter 2005, we accelerated depreciation on those assets to coincide with the timing of removing those assets from our network - generally estimated to be 18 months. The

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Mr. Larry Spirgel, Esq.
May 9, 2006
Page 4


     value of assets for which we accelerated depreciation and the impact of the additional depreciation was not significant. We refer the Staff to Nextel's Form 10-Q for the period ended June 30, 2005, page 32, where we include the following language, which indicated that we had shortened certain asset lives, "Depreciation increased as a result of a 14% increase in transmitter and receiver sites in service and the shortening of the lives of some of our network assets, as well as costs to modify existing switches and transmitter and receiver sites in existing markets primarily to enhance the capacity of our network." Through March 31, 2006, there have been no changes to our initial assessment.

     Intangible Assets, page F-18

5. We note that you utilized a third party valuation firm in your annual impairment review. While you are not required to make reference to this independent valuation, when you do you should also disclose the name of the expert and include the consents of the expert. If you decide to delete your reference to the independent valuation, you should revise to provide disclosures that explain the method and assumptions used by management to determine the valuation. Revise to comply with this comment in future filings.

     ANSWER: It was not our intent to imply that we relied upon the independent third party as an expert. We will revise our future disclosures to include explanations of the method and assumptions used by management to determine the valuation.

Note 2. Business Combinations, page F-20

6. We note your disclosure on page F-24 with respect to affiliate acquisitions. Tell us, and further disclose if you have completed, or still are in the process of completing, the accounting for your preexisting relationship with these affiliates. Refer to EITF 04-1.

     ANSWER: As disclosed in Note 2 of our annual report on Form 10-K for the year ended December 31, 2005, as amended, we were still in the process of evaluating our acquisitions of PCS Affiliates. Considering our preexisting relationships with these PCS Affiliates, we identified two matters that required evaluation under EITF Issue No. 04-1: certain pending and threatened litigation and existing commercial affiliation agreements.

     At the time of acquisition, litigation had been filed, or had been threatened to be filed, by certain of the PCS Affiliates, generally alleging that the merger between Sprint and Nextel would result in breaches of exclusivity provisions in the commercial agreements between Sprint Nextel and the applicable PCS Affiliate. The lawsuits sought, among other things, to enjoin the Sprint Nextel merger, or to enjoin Sprint Nextel from engaging in certain post-merger business activities in the respective service areas of the PCS Affiliates, or unspecified damages caused by the alleged breaches. Review of economic analyses supporting the offers to acquire the PCS Affiliates does not indicate that any value was attributed to the elimination of filed or threatened litigation. Additionally, assessments by external legal counsel of the merits of the filed or threatened litigation, led us to conclude that any filed or threatened allegations were unfounded, and there was no indication that any of the purchase price amounts paid in connection with acquisitions of

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Mr. Larry Spirgel, Esq.
May 9, 2006
Page 5

     the PCS Affiliate should be attributed to damages payable by Sprint Nextel. Based on the above factors, we do not believe that any additional disclosure in future filings is necessary.

     At the time of acquisition, commercial agreements existed between Sprint Nextel and each of the PCS Affiliates, under which the PCS Affiliates could offer wireless services under the Sprint brand on networks built and operated at the PCS Affiliates' expense. Generally, these companies used spectrum owned and controlled by Sprint Nextel. During the first quarter of 2006, we preliminarily concluded, as part of our valuation of these PCS Affiliates, that these commercial agreements were reacquired rights that should be recognized as intangible assets, with no associated gain or loss recognition, because the commercial agreements continued to reflect market terms. We have preliminarily assigned an aggregate fair value of approximately $1 billion to these reacquired rights through March 31, 2006, which includes the value assigned to the PCS Affiliates acquired in the first quarter 2006. These intangible assets will be amortized over the remaining terms of the commercial agreements, which are up to 14 years. The results of these preliminary valuations were disclosed in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006.


Note 9. Long-term Debt and Capital Lease Obligations

     Senior Notes, page F-37

7. In view of the guarantees of Sprint Capital Corporation's 6.875% Notes due 2028, tell us your consideration of Rule 3-10 of Regulation S-X.

     ANSWER: We believe Sprint Capital Corporation is exempt from filing separate financial statements under Rule 3-10(b) for the following reasons:
     Sprint Capital Corporation is 100% owned by Sprint Nextel, the guarantee of the Sprint Capital Corporation 6.875% Notes by Sprint Nextel is full and unconditional, no other subsidiary of Sprint Nextel guarantees this security, and we have filed the Sprint Nextel consolidated financial statements in accordance with Sections 210.3-01 and 210.3-02. Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 included the following disclosure,

     "A portion of our senior notes have been issued by Sprint Capital Corporation, a wholly-owned finance subsidiary, and been fully and unconditionally guaranteed by Sprint Nextel, the parent corporation. In addition, the indentures and financing arrangements of certain of our subsidiaries contain provisions limiting cash dividend payments on subsidiary common stock held by us. The flow of cash in the form of advances from the subsidiaries to us is generally not restricted."

     Other, page F-39

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Mr. Larry Spirgel, Esq.
May 9, 2006
Page 6


8. Refer to your disclosure with respect to dividend restrictions on $432 million of certain of your subsidiaries' retained earnings as of December 31, 2005. Tell us if the restricted net assets of the subject subsidiaries exceed 25% of your consolidated net assets as of the balance sheet date. Refer to Rule 4-08(e)(3) of Regulation S-X.

     ANSWER: When calculating the 25% test in accordance with Rule 4-08(e)(3), we first assume that all net assets of the subsidiaries with any restrictions are restricted, even though certain of the assets are not, in fact, restricted. This test indicated that less than 13% of the net assets of the consolidated entity were restricted.

Note 12.  Derivative Instruments and Hedging Activities, page F-41

     Interest Rate Swaps, page F-42

9. We note that you held only fair value hedges for which you recognized changes in the fair values in accumulated other comprehensive loss on the Consolidated Balance Sheets. Please tell us how you applied paragraph 22 of SFAS 133 in accounting for these hedges and your basis under GAAP to record the changes in fair value of the hedges in accumulated other comprehensive loss in the consolidated balance sheets.

     ANSWER: We incorrectly stated that we recognized changes in the fair value of our interest rate swaps through accumulated other comprehensive loss in the consolidated balance sheets. These instruments were designated as fair value hedges at their inception during 2003. As we stated on page F-27 in note 3 of our annual report on Form 10-K for the year ended December 31, 2003, and in accordance with paragraph 22 of SFAS No. 133, we recognize changes in fair value of derivatives designated as fair value hedges in earnings along with fair value changes of the hedged item. Further, our disclosure on page F-21 in note 5 of our annual report on Form 10-K for the year ended December 31, 2004 indicates continued application of this accounting principle. Finally, the Consolidated Statements of Comprehensive Income on page F-7 of our 2005 Form 10-K demonstrates that the change in fair value of these hedges is not included in other comprehensive income. We have corrected the disclosure in note 8 of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006.

10. In view of your use of multiple interest rate swaps to hedge a portion of your senior notes, explain to us your basis for concluding that the interest rate swaps and the underlying hedged items would qualify for hedging accounting under the shortcut method. Please give full consideration of SFAS 133 and the related GAAP literature in supporting your determination.

     ANSWER: SFAS No. 133, as amended, allows us under paragraph 20 to designate a derivative instrument as a hedge against the exposure to changes in the fair value of an identified portion of a liability that is attributable to a particular risk. We documented our designation of the interest rate swaps as hedges against potential changes in the fair values of specified portions of our senior notes due to changes in market interest rates at the time we entered into the derivative instruments, in accordance with paragraph 20a. In this

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Mr. Larry Spirgel, Esq.
May 9, 2006
Page 7

     documentation we determined that the interest rate swaps met all of the criteria required by paragraph 21 for designation as a fair value hedge.

     Paragraph 62 of SFAS No. 133 also requires that we define our methodology for assessing the hedges' effectiveness in hedging the designated risk. Paragraph 68 allows us to assume no ineffectiveness in a fair value hedging relationship of an interest-bearing financial instrument, in this case a portion of our senior notes, and an interest rate swap if we meet certain criteria. An assumption of no ineffectiveness allows us to apply the shortcut method. Our determination that we met these criteria was documented at the inception of each hedging relationship as follows:

     o The notional amount of each swap matches the portion of our senior notes designated as the hedged item. Derivative Implementation Group (DIG) Issue No. E10 allows us to apply the shortcut method to fair value hedges of a proportion of the principal amount of the interest-bearing liability if the notional amount of the interest rate swap designated as the hedging instrument matches the portion of the liability being hedged, provided that all other criteria for applying the shortcut method have been met.

     o The fair value of each swap at inception was zero.

     o The formula for computing net settlements under the interest rate swap is the same for each net settlement (neither the fixed rate nor the variable rate index changes).

     o Our senior notes are not pre-payable. Under DIG Issue No. E6, fixed-rate debt instruments like our senior notes that include an option that gives the debtor the right to pay off the debt before maturity at a significant premium over the fair value of the debt at the date of settlement are not considered to be a pre-payable liability.

      o The variable interest rate index for each swap matches the benchmark interest rate designated as the interest rate risk being hedged for that hedging relationship.

      o All other terms of both the debt and the swap are typical of debt or swaps and do not invalidate the assumption of ineffectiveness.

      o The expiration date of each swap matches the maturity date of the senior notes designated for that hedging relationship.

      o There are no floors or ceilings on the variable interest rates of the swaps.

      o The intervals between re-pricings of the variable interest rate used in each swap are frequent enough to justify an assumption that the variable payment or receipt is at market rate, within the six months mentioned in paragraph 68h.

Each of these swaps meets the criteria for hedge accounting and application of the shortcut method.


     The Company hereby acknowledges that:

     o the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

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Mr. Larry Spirgel, Esq.
May 9, 2006
Page 8


     o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

     o the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please contact the undersigned at (703) 433-4152 in connection with questions or comments concerning the above responses. Thank you for your attention to this matter.

                                Very truly yours,

                                /s/ William G. Arendt

                                William G. Arendt
                                Senior Vice President -
                                Controller
                                Principal Accounting Officer

cc:  Leonard J. Kennedy, Esq.
     Lisa A. Stater, Esq.